Merging Icons with Innovation

Icon Group

Reviving Legends and Redefining the Future of Live Experiences Through Immersive Technology.

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$2.50 Share Price

$500.00 Min Investment

SEC Filings

Investor Agreement

This Reg CF offering is made available through PicMii Crowdfunding, LLC (d/b/a Highlander Crowdfunding). This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Icon Group Live Spotlight on America's Next In...
THE ICON GROUP

Opportunity

Icon Group is raising capital to revolutionize live entertainment by merging legendary artistry with cutting-edge immersive technology

Our Vision

ICON Group envisions a world where legendary artistry transcends time through the power of technology. We aim to preserve and reimagine cultural icons by merging authenticity with innovation, transforming archival performances into immersive experiences that inspire new generations.

Through AI, VR, and XR, we're building a bridge between the past and the future of entertainment—where fans can relive history, feel presence, and engage with artistry like never before. We're making these experiences accessible to audiences everywhere, expanding how culture is preserved and shared. Our vision is to ensure timeless creativity lives forever in dynamic, interactive, and unforgettable forms.



Market Opportunity

ICON Group sits at the powerful intersection of cultural legacy and immersive technology — two rapidly expanding sectors driving the next evolution of entertainment. The global live entertainment market, valued at $534 billion in 2025, is projected to exceed $850 billion by 2034, while the immersive technology market (AR/VR/XR) is forecasted to surpass $100 billion by 2030.

Audiences are increasingly seeking interactive, tech-driven experiences that blend nostalgia with innovation, creating a perfect storm for ICON's offerings. With secured partnerships, exclusive artist estates, and a scalable ecosystem of live shows,



Market Opportunity

ICON Group sits at the powerful intersection of cultural legacy and immersive technology — two rapidly expanding sectors driving the next evolution of entertainment. The global live entertainment market, valued at $534 billion in 2025, is projected to exceed $850 billion by 2034, while the immersive technology market (AR/VR/XR) is forecasted to surpass $100 billion by 2030.

Audiences are increasingly seeking interactive, tech-driven experiences that blend nostalgia with innovation, creating a perfect storm for ICON's offerings. With secured partnerships, exclusive artist estates, and a scalable ecosystem of live shows, streaming, and licensing, ICON is uniquely positioned to lead this transformation and capture significant market share in a future where experiences, not products, define cultural engagement.



Reasons to Invest

Exclusive Content

Secured estates + pipeline of iconic talent.

Scalable Ecosystem

Live shows, OTT streaming, ticketing, and licensing.

Built-In Audience

Partnership with Caesars and Boyd Gaming give access to millions of loyalty members


ICON GROUP
LIVE
COMING SOON
DATE TBD
SECTION 118
ROW G
SEAT 25

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About Us

Discover who we are, how we operate, and where we're headed. In this section, you can explore the business model, traction to date, financial highlights, and meet the team behind the vision.

BUSINESS OVERVIEW

ICON Group Live Entertainment is redefining the future of live experiences by merging cultural legacy with next-generation immersive technology. Founded in 2025, ICON transforms legendary artistry into dynamic, AI-powered holographic and VR productions, allowing audiences to relive and reimagine iconic performances. With exclusive access to estates such as Michael Jackson and Elvis Presley, and partnerships with Caesars Entertainment and Boyd Gaming, ICON has immediate reach to millions of loyal consumers and valuable first-party data.


ICON GROUP
LIVE

Its vertically integrated model—spanning live

party data.

Its vertically integrated model—spanning live shows, OTT streaming, ticketing, and licensing—creates multiple recurring revenue streams. By blending authenticity, storytelling, and innovation, ICON is building a scalable global ecosystem that preserves timeless artistry while meeting the demands of today's digital-first entertainment landscape.



TRACTION & MILESTONES

ICON Group has rapidly established a foundation for growth through strategic partnerships, secured IP, and technology development. In 2025, the company secured partnerships with Caesars Entertainment and Boyd Gaming, granting access to millions of loyalty members and valuable first-party consumer data. ICON has also finalized estate agreements for global icons including Michael Jackson and Elvis Presley, with a pipeline of future collaborations featuring Prince, The Beatles, and Whitney Houston.

The company is actively developing its proprietary OTT streaming and ticketing platforms, designed to power immersive experiences and recurring revenue. Upcoming milestones include launching first holographic and VR productions, expanding into key U.S. markets (Las Vegas, New York, Los Angeles, Miami), and initiating international distribution and licensing partnerships by 2026.

BUSINESS MODEL

ICON Group operates a diversified and scalable business model built around multiple recurring revenue streams that merge timeless artistry with next-generation technology. At the core are immersive live experiences, powered by AI and holographic innovation, generating revenue through ticket sales, touring, and residency shows. Complementing this are licensing and streaming revenues from ICON's proprietary OTT platform, enabling direct-to-fan engagement and global distribution.

The company also drives additional income through merchandise, collectibles, and digital assets tied to its exclusive artist estates. Partnerships with Caesars Entertainment and Boyd Gaming provide access to millions of consumers and valuable data for retargeting, cross-selling, and personalized marketing. This vertically integrated ecosystem ensures sustainable growth, high margins, and global scalability across entertainment, technology, and commerce.

Our Team



An accomplished entertainment executive with a proven track record of shaping culture through immersive... Read more

Karin Carriel
Founder

Financial Snapshot

Explore key figures that highlight our financial position and growth potential.

$0.00 Revenue	$0.00 Cash in Hand	$0.00/mo Burn Rate	0 months Runway
$0.00 Assets	$0.00 Debt	1 Employees	0 Customers

Investment Details

Explore key details of our raise, including terms, valuation, and planned use of funds.

Term
Overview of offering structure and key investment details.

Valuation
Company value guiding investment terms and security type.

Use of Proceeds
How the company plans to use raised funds.

SEC Filings
Access full regulatory filings for complete offering details.

Terms

Security Type
Equity

Security Price
$2.50

Min Investment
$500.00

Raise Target
$10,000.00 - $5,000,000.00

Up to $5,000,000 in Common Stock at $2.50 per share with a minimum target amount of $10,000.00.

Offering Minimum: $10,000 | 4,000 shares of Common Stock
Offering Maximum: $5,000,000 | 2,000,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50 per Share
Minimum Investment Amount (per investor): $500.00 | 200 shares of Common Stock

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $500.00. The Company must reach its Target Offering Amount of $10,000.00 by July 31, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

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Ask the Founders

Join the discussion! Ask Icon Group Live Ent Inc.'s team any questions you have about the company or their raise.

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Investor FAQs

Investment Process

How do I create an account and start investing?

What information do I need to provide?

What payment methods are accepted?

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Understanding the Raise

Where can I find details about Icon Group Live Ent Inc.'s financials and valuation?

What types of securities am I buying (equity, SAFE, debt, etc.)?

What happens if we don't reach our minimum funding target?

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Risks & Returns

What are the risks of investing in early-stage opportunities?

When and how could I see a return on my investment?

Is my investment liquid? Can I sell my shares?

After Investing

What happens to my money after the raise ends?

How do I track my investment over time?

Will I receive updates from Icon Group Live Ent Inc. on my investment?

Are there tax implications resulting from my investment?

Compliance & Security

Is my personal and financial information secure?

What happens if we don't reach our minimum funding target?

Where can I learn more about this raise?

Risks & Returns

What are the risks of investing in early-stage opportunities?

When and how could I see a return on my investment?

Is my investment liquid? Can I sell my shares?

After Investing

What happens to my money after the raise ends?

How do I track my investment over time?

Will I receive updates from Icon Group Live Ent Inc. on my investment?

Are there tax implications resulting from my investment?

Compliance & Security

Is my personal and financial information secure?

What happens if I run into an issue with my investment?

Risk Disclaimer
WHEN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING. THIS INCLUDES ANALYZING THE MERITS AND RISKS INVOLVED WITH INVESTING IN THE OFFERING. INVESTMENTS ON HIGHLANDER AI ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK. THIS RISK INCLUDES THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. INVESTMENTS ARE NOT INSURED BY THE FDIC, SIPC, OR ANY OTHER GOVERNMENT AGENCY AND MAY BE LONG-TERM OR NON-TRANSFERABLE.

Important Information
Unless otherwise stated, all securities-related activity is conducted by PicMii Crowdfunding (d/b/a Highlander Crowdfunding), a funding portal registered here with the U.S. Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Highlander Crowdfunding is not a registered broker-dealer, and all escrow services are handled by Enterprise Bank and Trust and Luminate Bank, registered escrow agents.

Transfer agent services are provided by Highlander Fortress, LLC, a separate legal entity from Highlander Crowdfunding. Highlander Fortress does not participate in securities offerings and does not provide investment, legal, or tax advice.

Highlander Crowdfunding is compensated with an up-front fee and a percentage of funds raised in each offering. Fees vary between offerings, and investors should review the applicable Form C on each offering page for full fee disclosures.

Regulation Crowdfunding offerings (JOBS Act Title III) made through Highlander Crowdfunding are open to both accredited and non-accredited investors. These securities offerings are not reviewed, approved, or recommended by any federal or state securities commission or regulatory authority. Highlander Crowdfunding does not provide investment advice and does not verify the adequacy, accuracy, or completeness of information provided by the issuer. Investors should be aware that no level of due diligence beyond what is required by law is performed, and Highlander Crowdfunding does not guarantee the legitimacy or viability of any issuer or offering.

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